SembCorp Industries

RECEIVED
2004 APR 22 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

8 April 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04024513

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

4/22

C:jesstan/MasnetAnn/SECltr

MASNET No. 53 OF 08.04.2004
Announcement No. 53

SEMBCORP INDUSTRIES LTD

SEMBWASTE CLEANTECH DIVESTS ITS HORTICULTURE BUSINESS TO NEWLY FORMED JOINT VENTURE

SembCorp Industries announces that SembCorp Environmental Management's wholly-owned subsidiary, SembWaste Cleantech has divested its horticulture business to newly-formed joint venture company, SembEnviro Hydroculture, for S$540,000.

Hydroculture-Scape, a leading Singapore-based horticulture company will own 51 per cent of the joint venture company SembEnviro Hydroculture, while SembWaste Cleantech will own the remaining 49 per cent.

The initial paid-up capital of the joint venture company is S$400,000 comprising 400,000 ordinary shares of S$1.00 each. SembWaste Cleantech's investment will be S$196,000 and is to be internally funded.

The consideration of S$540,000 for the divestment of SembWaste Cleantech's horticulture business to SembEnviro Hydroculture was arrived at on a willing buyer willing seller basis.

SembEnviro Hydroculture will be a one-stop shop offering the full range of horticulture and landscaping services, including design, implementation, maintenance services and supply of indoor hydroculture plants.

Both the disposal of the horticulture business and the investment do not have a material impact on SembCorp Industries' earnings per share and net tangible asset per share for the current financial year.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 08/04/2004 to the SGX